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                   [SKADDEN, ARPS LETTERHEAD]

                                        April 28, 1994


Lehman Brothers Holdings Inc.
3 World Financial Center
New York, New York 10285

Gentlemen:

         You have requested our opinions as to certain matters of Delaware law relating to the Cumulative Convertible Voting Preferred Stock, Series A, par value $1.00 per share (the "Series A Preferred Stock"), of Lehman Brothers Holdings Inc., a Delaware corporation (the "Company"), and the 8 1/2% Cumulative Voting Preferred Stock, par value $1.00 per share, of the Company (the "Cumulative Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock").

         Specifically, you have asked us (i) whether there should be any restriction upon the surplus of the Company available for payment of dividends on any outstanding capital stock of the Company solely by reason of the fact that the liquidation preference of the Preferred Stock exceeds the par value of such shares and (ii) whether any remedy should be available to the holders of Preferred Stock before or after payment of any dividend solely because such dividend would reduce the surplus of the Company to an amount less than the amount by which the liquidation preference of the Preferred Stock exceeds the par value of such shares.

         We have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of (i) the Restated Certificate of Incorporation of the Company, (ii) the Restated By-Laws of the Company, (iii) the Certificate of Designation, Powers, Preferences and Rights of the Series A Preferred Stock, as amended (the "Series A Preferred Stock Certificate of
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Lehman Brothers Holdings Inc.
April 28, 1994
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Designation), and (iv) the proposed form of Certificate of Designation, Powers,
Preferences and Rights of the Cumulative Preferred Stock to be filed with the Secretary of State of the State of Delaware prior to the issuance and sale of such stock (the "Cumulative Preferred Stock Certificate of Designation" and, together with the Series A Preferred Stock Certificate of Designation, the "Certificate of Designation").

         In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies. As to any facts material to this opinion which we did not independently establish or verify, we have relied upon oral or written statements and representations of officers and other representatives of the Company and others. For purposes of this opinion, we have assumed that the Cumulative Preferred Stock Certificate of Designation, in substantially the form reviewed by us, will be duly adopted by the Board of Directors of the Company and filed with the Secretary of State of the State of Delaware prior to the issuance of such stock.

         Members of this firm are admitted to the Bar of the State of Delaware, and we express no opinion as to the laws of any other jurisdiction.

         The Series A Preferred Stock Certificate of Designation provides that in the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, each holder of the Series A Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution to its stockholders, an amount equal to $39.10 per share plus all accrued and unpaid dividends on such share before any distribution of assets to the holders of the Company's common stock, par value $0.10 per share (the "Common Stock"), or any other capital stock of the Company ranking junior upon liquidation, dissolution or winding up of the Company.
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Lehman Brothers Holdings Inc.
April 28, 1994
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         The Cumulative Preferred Stock Certificate of Designation provides that in the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, each holder of the Cumulative Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution to its stockholders, an amount equal to $25.00 per share plus all accrued and unpaid dividends on such share before any distribution is made to the holders of the Common Stock and any other stock of the Company ranking junior as to rights upon liquidation, dissolution or winding up of the Company.

         There is no provision in the Restated Certificate of Incorporation of the Company or in the Certificates of Designation which purports to restrict the surplus of the Company by reason of the excess of the liquidation preference of the Preferred Stock over its par value. The applicable provisions of the Delaware General Corporation Law, 8 Del. C. Sections 154 and 170(a), which define capital and surplus of a Delaware corporation available for the payment of dividends, do not purport to restrict such surplus by reason of any such excess. Moreover, we are not aware of any applicable provisions of the Constitution of the State of Delaware nor any controlling Delaware case law which would suggest that surplus would be restricted by the excess of the liquidation preference over the par value of the Preferred Stock.

         Accordingly, while there are no authorities specifically addressing this issue, it is our opinion (i) that there should be no restriction upon the surplus of the Company available for the payment of dividends on any outstanding capital stock of the Company solely by reason of the fact that the liquidation preference of the Preferred Stock exceeds the par value of such shares and (ii) that no remedy should be available to the holders of the Preferred Stock before or after payment of any dividend solely because such dividend would reduced the surplus of the Company to an amount less than the amount of such excess, assuming that the payment of such dividend is in accordance with the provisions of the Delaware.
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Lehman Brothers Holdings Inc.
April 28, 1994
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General Corporation Law, the Restated Certificate of Incorporation of the
Company and the Certificates of Designation.

         We hereby consent to the use of our name in the Registration Statement on Form S-1 (Registration No. 33-52977) of the Company, as initially filed with the Securities and Exchange Commission (the "Commission") on April 5, 1994 (the "Registration Statement"), under the caption "Legal Matters" and to the filing of this opinion as Exhibit 7 to the Registration Statement. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Commission promulgated thereunder.

                                        Very truly yours,

                                        /s/ Skadden, Arps, Slate, Meagher &
                                                  Flom